SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                                 Netflix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64110L106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Theodore R. Meyer
                            70 Willow Road, Suite 200
                              Menlo Park, CA 94024
                                  650/614-0500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 13 Pages)

CUSIP No. 64110L106               SCHEDULE 13D/A              Page 2 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Foundation Capital II, L.P.                 94-3294074
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64110L106               SCHEDULE 13D/A              Page 3 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Foundation Capital II Entrepreneurs Fund, L.L.C.              94-3301748
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64110L106               SCHEDULE 13D/A              Page 4 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Foundation Capital II Principals Fund, L.L.C.                 94-3296579
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64110L106               SCHEDULE 13D/A              Page 5 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Foundation Capital Management Co. II, L.L.C.                  94-3294072
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64110L106               SCHEDULE 13D/A              Page 6 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Foundation Capital Leadership Fund, L.P.    94-3370925
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64110L106               SCHEDULE 13D/A              Page 7 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Foundation Capital Leadership Principals Fund, L.L.C.          94-3377483
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64110L106               SCHEDULE 13D/A              Page 8 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FC Leadership Management Co., L.L.C.                 91-2076858
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64110L106               SCHEDULE 13D/A              Page 9 of 13 Pages
--------------------------------------------------------------------------------

Item 1            Security and Issuer

This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on February 14, 2002 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

(a)      Name of the Issuer: Netflix, Inc. (the "Issuer")

(b)      Title of Security:

         Common Stock, par value $0.001 per share (the "Common Stock")

(c)      The Issuer's  principal  executive  office:  970 University  Avenue
                                                      Los Gatos, CA 95032


Item 2            Identity and Background

(a)      Name:

              Foundation Capital II, L.P. ("FC2")
              Foundation Capital II Entrepreneurs Fund, L.L.C. ("FC2E") Foundation Capital II Principals Fund, L.L.C. ("FC2P") Foundation Capital Management Co. II, L.L.C. ("FC2M") Foundation Capital Leadership Fund, L.P. ("FCL")
              Foundation Capital Leadership Principals Fund, L.L.C. ("FCLP") FC Leadership Management Co., L.L.C. ("FCLM")


(b)      Residence or business address:

              c/o Foundation Capital
              70 Willow Road, Suite 200
              Menlo Park, CA  94025

(c)      Principal Business/Principal Occupation:

         The principal business of FC2, FC2E and FC2P is acting as venture capital investment vehicles. FC2M serves as the sole general partner of FC2 and the sole manager of FC2E and FC2P. The principal business of FCL and FCLP is acting as venture capital investment vehicles. FCLM serves as the sole general partner of FCL and the sole manager of FCLP.

(d)      Convictions in criminal proceedings in the last 5 years:

         None.

(e)      Judgments for violations of Securities Laws in the last 5 years:

         None.

(f)      Citizenship:

         Entities:         FC2              -        Delaware
                           FC2E             -        Delaware
                           FC2P             -        Delaware

CUSIP No. 64110L106               SCHEDULE 13D/A             Page 10 of 13 Pages
--------------------------------------------------------------------------------

                           FC2M             -        Delaware
                           FCL              -        Delaware
                           FCLP             -        Delaware
                           FCLM             -        Delaware

Item 3            Source and Amount of Funds or Other Consideration

Not applicable.



Item 4            Purpose of Transaction

FC2, FC2E, FC2P, FC2M, FCL, FCLP and FCLM acquired the Common Stock for investment purposes.

Subject to applicable legal requirements, Reporting Persons may purchase additional Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their Common Stock at any time.

Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

As part of in-kind pro-rata distributions to their partners, the Reporting Persons listed below distributed the following shares to their limited and general partners, without consideration:

============================ =========== ============ ============ ============ ============ =========== ============
Date                            FC2         FC2E         FC2P         FC2M          FCL         FCLP        FCLM
---------------------------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
April 25,2003                    0           0            0            0         700,000      39,436         0
---------------------------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
May 13, 2003                  450,000     109,692       54,844         0            0            0           0
---------------------------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
October 16, 2003              402,397        0            0          80,000      420,750         0         4,250
---------------------------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
November 4, 2003                 0           0            0            0         420,205         0         4,245
============================ =========== ============ ============ ============ ============ =========== ============

On April 25, 2003 FCL net exercised a warrant to purchase Common Stock and as a result surrendered 590,201 shares of Common Stock underlying the warrant and received 505,200 Warrant Shares upon exercise. On April 25, 2003 FCLP net exercised a warrant to purchase Common Stock and as a result surrendered 40,000 shares of Common Stock underlying the warrant and received 34,236 Warrant Shares upon exercise. On October 16, 2003 FCL net exercised a warrant to purchase Common Stock and as a result surrendered 458,973 shares of Common Stock underlying the warrant and received 425,000 Warrant Shares upon exercise. On November 4, 2003 FCL net exercised a warrant to purchase Common Stock and as a result surrendered 450,797 shares of Common Stock underlying the warrant and received 424,450 Warrant Shares upon exercise.

CUSIP No. 64110L106               SCHEDULE 13D/A             Page 11 of 13 Pages
--------------------------------------------------------------------------------


Item 5            Interest in Securities of the Issuer

Effective November 4, 2003, the Reporting Persons ceased to beneficially own 5% of the Common Stock and accordingly this Amendment is the Reporting Persons' final amendment to the Schedule 13D. The following information sets forth the beneficial ownership of the Common Stock of the Issuer by each of the Reporting Persons as of December 31, 2003:

============================ =========== ============ ============ ============ ============ =========== ============
Ownership/Power                 FC2         FC2E         FC2P         FC2M          FCL         FCLP        FCLM
---------------------------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
Beneficial Ownership             0           0            0            0            0            0           0
---------------------------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
Percentage of Class              0           0            0            0            0            0           0
---------------------------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
Sole Voting Power                0           0            0            0            0            0           0
---------------------------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
Shared Voting Power              0           0            0            0            0            0           0
---------------------------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
Sole Dispositive Power           0           0            0            0            0            0           0
---------------------------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
Shared Dispositive Power         0           0            0            0            0            0           0
============================ =========== ============ ============ ============ ============ =========== ============


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              Not applicable.



Item 7        Material to be filed as Exhibits


              Exhibit A:  Joint Filing Statement

CUSIP No. 64110L106               SCHEDULE 13D/A             Page 12 of 13 Pages
--------------------------------------------------------------------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2004

Foundation Capital Management Co. II, L.L.C.

By:      /s/ William B. Elmore
         -----------------------------------
         Member

Foundation Capital II, L.P.
By:      Foundation Capital Management Co. II, L.L.C.
         its General Partner

By:      /s/ William B. Elmore
         -----------------------------------
         Member

Foundation Capital II Entrepreneurs Fund, L.L.C.
By:      Foundation Capital Management Co. II, L.L.C.
         its Manager

By:      /s/ William B. Elmore
         -----------------------------------
         Member

Foundation Capital II Principals, L.L.C.
By:      Foundation Capital Management Co. II, L.L.C.
         its Manager

By:      /s/ William B. Elmore
         -----------------------------------
         Member

FC Leadership Management Co., L.L.C.
By:      /s/ William B. Elmore
         -----------------------------------
         Member

Foundation Capital Leadership Fund, L.P.
By:      FC Leadership Management Co., L.L.C.
         its General Partner

By:      /s/ William B. Elmore
         -----------------------------------
         Member

Foundation Capital Leadership Principals Fund, L.L.C.
By:      FC Leadership Management Co., L.L.C.
         its Manager

By:      /s/ William B. Elmore
         -----------------------------------
         Member

CUSIP No. 64110L106               SCHEDULE 13D/A             Page 13 of 13 Pages
--------------------------------------------------------------------------------




                                    Exhibit A


We, the undersigned, hereby express our agreement that the attached Amendment to
Schedule 13D relating to the Common Stock of Netflix, Inc. is filed on behalf of each of us.

Dated:  February 13, 2004

Foundation Capital Management Co. II, L.L.C.

By:      /s/ William B. Elmore
         -----------------------------------
         Member

Foundation Capital II, L.P.
By:      Foundation Capital Management Co. II, L.L.C.
         its General Partner

By:      /s/ William B. Elmore
         -----------------------------------
         Member

Foundation Capital II Entrepreneurs Fund, L.L.C.
By:      Foundation Capital Management Co. II, L.L.C.
         its Manager

By:      /s/ William B. Elmore
         -----------------------------------
         Member

Foundation Capital II Principals Fund, L.L.C.
By:      Foundation Capital Management Co. II, L.L.C.
         its Manager

By:      /s/ William B. Elmore
         -----------------------------------
         Member

FC Leadership Management Co., L.L.C.

By:      /s/ William B. Elmore
         -----------------------------------
         Member

Foundation Capital Leadership Fund, L.P.
By:      FC Leadership Management Co., L.L.C.
         its General Partner

By:      /s/ William B. Elmore
         -----------------------------------
         Member

Foundation Capital Leadership Principals Fund, L.L.C.
By:      FC Leadership Management Co., L.L.C.
         its Manager

By:      /s/ William B. Elmore
         -----------------------------------
         Member